EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 8, 2016

Warren Sheppard		Five Arrows Limited

By:	/s/ Warren Sheppard	By:	/s/ Richard Wilson
	Warren Sheppard		Richard Wilson Chief Executive Officer

More Superannuation Fund

By:	/s/ Warren Sheppard
Warren Sheppard Trustee